GKN plc

GKN Corporate Centre
PO Box 55, Ipsley House, Ipsley Church Lane, Redditch,
Worcestershire B98 0TL, England
Tel +44 (0)1527 517715 Fax +44 (0)1527 517700

02 MAY 29 AM 11:43

02034471

DGP/SDR

16th May 2002

Document Disclosure Team
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

BY HAND

SUPPL

New GKN

Dear Sirs,

GKN plc - ANNUAL GENERAL MEETING 16TH MAY 2002

In accordance with paragraph 9.31 of the Listing Rules I enclose two copies of the resolutions concerning special business passed at the Company's Annual General Meeting held today.

Yours faithfully,

David Pavey
Assistant Company Secretary

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Att.

dw 6/3

cc: Mr. C. Byrne - Cazenove & Co.
Ms R. Holmes - UBS Warburg
The United States Securities and Exchange Commission – Exemption File 82-5204

K:\GKN AGM\2002\Cor\05-16-I-UK Listing Authority re resolutions.doc

At the Annual General Meeting of GKN plc held on 16th May 2002 the following resolutions were passed as Special Business:

ORDINARY RESOLUTION

16. That the general policy on Directors' remuneration set out on page 75 of the report and accounts for the year ended 31 December 2001 be approved.

SPECIAL RESOLUTION

17. That the Articles of Association of the Company be amended by deleting in Article 120(B) the words "two and a half" and replacing them with "three".

ORDINARY RESOLUTION

18. That the Directors of the Company be authorised:

(i) to exercise the power contained in Article 142 of the Articles of Association of the Company so that, to the extent and in the manner determined by the Directors, the holders of Ordinary Shares of 50p each be permitted to elect to receive new Ordinary Shares of 50p each in the capital of the Company, credited as fully paid, instead of all or part of any dividends of the Company paid before 16 May 2007; and

(ii) to capitalise the appropriate nominal amount of additional Ordinary Shares of 50p each, falling to be allotted pursuant to the elections made as aforesaid, out of any distributable reserves of the Company not required for paying the fixed dividends on any preference shares (including any profits carried and standing to the credit of any reserve or reserves or other special account) or any amount standing to the credit of any reserve account of the Company not available for distribution as the Directors may determine, to apply such sum in paying up such Ordinary Shares and to allot such Ordinary Shares to members of the Company validly making such elections.

SPECIAL RESOLUTION

19. That, subject to and in accordance with the provisions of Article 6(B) of the Company's Articles of Association and the Companies Act 1985 (the 'Act'), the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Act) of Ordinary Shares of 50p each in the capital of the Company ('Ordinary Shares') provided that:

(i) the maximum aggregate number of Ordinary Shares hereby authorised to be purchased is 72,705,240;